Digital Driving Robust Growth Direct Digital Revenues Up 63% YoY Robust Revenue and EBITDA momentum 10 November 2025 | 3Q25 Results Presentation

2 DISCLAIMER AND NOTICE TO READERS VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. These figures are preliminary and subject to financial closing procedures that have not yet been completed, and are, therefore, subject to inherent uncertainties and may change. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include results for Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, as well as Ukraine Tower Company LLC (“UTC”), which is our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. Therefore, readers are advised that the financial results presented herein for Ukraine do not match those prepared for and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include, but are not limited to, statements relating to VEON’s plans to implement its strategic priorities, including its 2025 guidance; VEON's ability to achieve anticipated performance results and generate sufficient cash flows to service its obligations; VEON’s intended expansion of its digital experience, including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition; and VEON’s capital allocation policy and target for distributing value to shareholders. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

3 SIGNIFICANT OPPORTUNITY ACROSS OUR FOOTPRINT Total population, 2025 21.6 mn+ to be added in 2025-2028 528 mn1 Internet users, 2025 52.5% of population 277 mn Mobile broadband connections to be added in 2025-2028 84.7 mn 4G penetration 91.2% population coverage of 4G 77% GDP per capita annual growth range in 2025-2028 5.5%-10.5% of the adult population have made or received a digital payment 37.5% 1 Growth rates year-on-year1. Source: United Nations, World Population Prospects 2024

3Q 2025 – KEY MESSAGES

VEON

Delivered Strong Growth	**7.5%** Rev. growth, USD **19.7%** EBITDA growth, USD	Delivered 11% LCY revenue growth ahead of inflation at 8.4% Sustained bn-dollar-quarter in revenues; half-a-bn in EBITDA Raising 2025 EBITDA outlook on stronger performance
Scaled Digital Services	**63.1%** Digital rev. growth, USD **17.8%** Digital as % to rev.	Accelerated digital engagement, now outpacing mobile on monthly usage Advanced integration of AI powered features in digital applications Committed to the combined power of DO1440 and AI1440
Progressed Asset-Light Strategy	**USD 584 mn** LTM equity FCF	Completed the sale of the Kyrgyzstan business Advancing infrastructure monetization across all markets Pioneered Direct to Cell satellite connectivity in VEON markets
Delivered Shareholder Value	**USD 100 mn** New Buyback plan	Unlocked 2.3x book value[1] with Kyivstar's[2] successful NASDAQ listing Mitigated going-concern uncertainty with stronger liquidity and financing Announced buyback of up to USD 100 mn of ADS and/or bonds

1. Book value as of listing date; 2. Kyivstar Group

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5 Revenue $1,115 mn +7.5% USD Telco/Infra Revenue $917 mn +0.1% USD Direct Digital Revenue $198 mn +63.1% USD EBITDA $524 mn +19.7% USD 3Q 2025 – KEY FINANCIAL METRICS Net Debt Excl. Leases $1,729 mn 1.13x Net debt excl. leases / EBITDA Group Cash $1,666 mn LTM Equity FCF $584 mn Sustained FCF momentum $653 mn at HQ Capex $223 mn LTM capex intensity 21.6% (17.7% excl. Ukraine) 9M25 Earnings Per ADS $7.81 +73.6% USD LTM Earnings Per ADS $8.89 +60.2% USD

6 YoY REVENUE AND EBITDA GROWTH Revenue Growth 1 1. Year-on-year 9.8% 10.3% 15.7% 5.8% 7.5% 3Q24 4Q24 1Q25 2Q25 3Q25 EBITDA Growth 1 (1.5%) 18.8% 13.7% 13.2% 19.7% 3Q24 4Q24 1Q25 2Q25 3Q25 Inflation 6.1% 5.2% 7.5% 8.6% 8.4% Sep'24 Dec'24 Mar'25 Jun'25 Sep'25 14.1% 10.3% 11.2% 11.0% Showcases our ability to implement fair pricing and drive digital growth Disciplined cost management drives sound momentum Outpacing inflation, capturing higher wallet share 15.7% 3.5% 18.8% 19.6% 24.2%22.1% 8.2% 9.3% 8.7% 9.2%7.6% USD LCY

7 53 72 81 107 13 31 25 4 15 21 14 1 2 1 6% 7.7% 11.7% 17.8% 3Q22 3Q23 3Q24 3Q25 Financial Services Entertainment Ride Hailing Premium Digital Brands Enterprise Healthcare ROBUST DIRECT DIGITAL REVENUE GROWTH % of total revenues Direct digital revenues USD, mn Our sustainable competitive advantages Optimal Cost of Distribution Low Customer Acquisition Costs 198 121 +6.0% +35.5% +68.0% +63.1%Growth, YoY

8 3.32 3.51 3.47 0.89 0.88 0.91 3Q23 3Q24 3Q25 Multiplay ARPU Voice-only ARPU 3.6x 3.7x3.8x 3 3 MULTIPLAY DRIVING REVENUE GROWTH Steady growth in 4G uptake Multiplay users drive top line growth Multiplay vs. Voice-only ARPU 92 100 104 59% 65% 69% 3Q23 3Q24 3Q25 4G users 4G penetration 293 369 452 203 187 191 3Q23 3Q24 3Q25 Multiplay rev. Doubleplay 4G rev. 4G users+4.0% YoY % 4G penetration+4.7 pp Multiplay revenues (USD)+22.5% Multiplay users +23.3% 3.7x 4.0x 3.8x 1. 3 months active users, mn; 2. USD, mn; 3. USD 1 2 2

9 Digital rev. as % of total (%) 28.5 28.1 11.8 8.7 12.8 12.6 8.9 4.3 11.9 10.9 Capex to sales (%) 10.8 11.4 34.2 30.3 26.9 20.9 6.0 5.6 14.3 21.6 LCY growth, YoY GROUP OVERVIEW Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan 3Q 9M 3Q 9M 3Q 9M 3Q 9M 3Q 9M Total revenue 14.6% 16.6% 21.1% 30.7% 6.7% 3.1% (2.4%) (9.0%) 9.3% 12.0% EBITDA 27.1% 15.0% 20.3% 32.0% 21.5% 0.5% 1.8% 27.2% 5.7% 14.6% Direct digital revenue 28.5% 37.0% 5.3x 4.1x 43.1% 37.0% 34x 4.8x 2.4x 2.2x

10 27.6 9.1 18.3 20.3 23.8 3Q24 4Q24 1Q25 2Q25 3Q25 FINANCIAL SERVICES: PAKISTAN The most popular domestic mobile financial services app in Pakistan Revenues 1 (USD mn) Pakistan’s largest domestic digital bank with over 23% of loans issued digitally 68.1 75.0 79.2 84.6 89.0 3Q24 4Q24 1Q25 2Q25 3Q25 20.6mn +7.2% MAU 416,000+ +40.8% Active merchants USD 46.7bn +54.7% LTM Gross Transaction Value 153k +26% Daily average # of issued digital loans in 3Q25 71,200+ +76.7% MAU Dost app USD 243.9mn +21.2% Gross Loan Portfolio +34.3% Average loan size in 3Q25 USD 1,500+ EBITDA and margin 1 (USD mn) 40.6% 12.1% 24.0% 26.7%23.1% Margin 1. JazzCash and MMBL

11 OUR DIGITAL ECOSYSTEM Digital MAU All Services 143.3 mn +39.3% YoY Digital-Only Total MAU 50.0 mn +114.1% YoY Digital Revenue % in Total Rev. 17.8% +6.1pp YoY Transaction Value LTM $48.8 bn +50.3% YoY Financial Services Ride Hailing Premium Digital Brands Healthcare SuperApps Entertainment Enterprise 42.1 62.0 3.6 $14.2 mn revenue 3.3 3.8 44.4 +25% +104% +160% +9.7% +17% YoY % MAUs, mn N/A

12 44.442.1 +25.0% 62.0 +104% +17.0% 3.64 OUR DIGITAL ASSETS – CONSUMER Financial Services Entertainment Platforms SuperApps Ride-Hailing & Delivery Rides Booked 3 Deliveries Completed 3 20.6 10.52 3.8 1.3 42.2 1.2 31.8 7.3 2.1 0.95 0.95 21.8 8.3 5.2 4.7 4.3 YoY % MAUs, mn 1 1. All MAUs refer to users active during Sep 2025; 2. Active policy holders; 3. For 3Q25, 4. Uklon was acquired in 2Q25 hence no YoY comparisons exist. 3.3 +160% Premium Digital Brands 0.95 1.2 0.93 0.22 n/a Total

OUR DIGITAL ASSETS – ENTERPRISE

VEON

qazcode

Tech

GARAJ

bCloud

U-Code

VEON ADTECH

Enterprise Digital Services

- Secure local platform for AI, IoT, and big data
- Local language LLMs for locally relevant products
- Private and hybrid cloud tailored to enterprise needs
- ~2,000 IT engineers, software developers & data scientists

AdTech

- AI- and Big Data-powered 360 ads ecosystem
- Scalable, impact driven ad orchestration
- AI-driven audience targeting and real time optimization
- Access to ~73 mn screens across VEON's footprint

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EMBEDDING AI1440 ACROSS OUR ECOSYSTEM

VEON

AI 1440

Local-Language LLMs Accelerating Adoption

- Kaz-LLM live in Kazakh, Turkish, English, Russian; powering agentic features
- Kyivstar developing first Ukrainian LLM, enabling hyper-local AI use cases.
- Expansion into Uzbek, Bangla, and Urdu to deepen market-specific intelligence/

Agentic AI Features Rolling Out Across Platforms

- AI-powered features integrated across digital applications
- AI-powered care agents resolving issues faster and automatically

AI for Enterprise & Cloud

- Aventa AI scaling agentic workflows for HR/Finance/Procurement.
- QazCode & Kyivstar Tech building specific AI solutions for government and corporates

Delivering Measurable Impact

- AI driving personalized entertainment for ~35 million MAUs
- Simosa Chat autonomously handles customer journeys for nearly 1 million users each month
- Janymda AI Tutor reached 17k MAUs, while Ryze AI tools processed over 16k requests this quarter

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15 1,038 998 1,026 1,086 1,115 9.8% 4.7% 8.9% 5.8% 7.5% 3Q24 4Q24 1Q25 2Q25 3Q25 USD mn YoY % 3Q25 REVENUES Total revenues Revenues in 3Q25 USD mn Revenue, USD +12.8% +19.8% (4.9%) (5.0%) +10.6% N/A +7.5% Revenue, LCY +14.6% +20.9% +6.7% (2.4%) +9.3% N/A +11.0% 1,115 405 299 213 117 77 5 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan VEON 1. Impacted by TNS+ sale (wholesale fixed-line business, Kazakhstan), deconsolidated from 4Q24

16 438 408 439 520 524 -1.5% 11.3% 13.7% 13.2% 19.7% 3Q24 4Q24 1Q25 2Q25 3Q25 USD mn YoY % 3Q25 EBITDA AND EBITDA MARGIN EBITDA EBITDA in 3Q25 USD mn EBITDA, USD +25.1% +20.4% +8.3% (0.9%) +6.7% N/A (30.2%) +19.7% EBITDA, LCY +27.1% +21.5% +21.5% +1.8% +5.7% N/A (30.2%) +24.2% 524186 172 115 49 27 2 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and others VEON (26) 42.2% 40.9% 47.8% 47.0%42.8%Margin 1. Impacted by TNS+ sale (wholesale fixed-line business, Kazakhstan), deconsolidated from 4Q24

17 Change in gross debt reflects successful completion of USD 200 mn bond issuance in 3Q25 50% of external debt at OpCo level as of Sep 2025 BALANCE SHEET Ample liquidity Debt Sustainable capital structure USD 653 mn at HQ level Net dividends upstreamed from OpCos: USD 96 mn for 3Q25; USD 285 mn for 9M252 Lease-adjusted leverage at 1.13x (versus 1.32x as of June 30, 2025) Strong financing flexibility USD mn 30 Sep 2025 30 Jun 2025 Cash and cash equivalents and deposits1 1,666 1,283 Gross debt, of which 4,861 4,627 Bonds and loans – principal 3,051 2,849 Lease liabilities – principal 1,749 1,708 Long-term accounts payable and other 61 70 Net debt 3,478 3,671 Net debt / LTM EBITDA 1.84x 2.03x Net debt excluding leases 1,729 1,962 Net debt excluding leases / LTM EBITDA 3 1.13x 1.32x 1. Cash and cash equivalents and deposits include USD 282 mn as of Sep 30, 2025 (USD 326 mn as of Jun 30, 2025) relating to banking operations in Pakistan. This amount is excluded for calculation of net debt. 2. After withholding taxes. 3. EBITDA after leases

18 16% - 18% OUTLOOK maintained maintained 10% - 11% 7% to 8% 1.Based on blended weighted average inflation rate of 8.2% as of 4Q24; rate at 8.4% for 9M25; 2. Assuming no significant fluctuations in exchange rates from current levels 3Q 2025 YTD 9M 2025 2025 1 Current Updated Total revenue, LCY 11.0% 12.6% 13% - 15% Total revenue, USD2 EBITDA, LCY 24.2% 21.9% 14% - 16% EBITDA, USD2 LTM capex intensity / excl. Ukraine 21.6% / 17.7% 21.6% / 17.7% 17% - 19%1

19 Appendix

20 PAKISTAN: ALL-ROUND GROWTH SUPPORTED BY MARGIN IMPROVEMENT 43.2 49.4 55.1 61.2% 69.1% 75.7% 3Q23 3Q24 3Q25 20 25 33 14.8% 23.9% 28.1% 3Q23 3Q24 3Q25 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Direct digital revenue and % of total revenue (PKR, billion) PKR 52,594m EBITDA +27.1% PKR 12,401m Capex (7.7%) PKR 114,479m Total Revenue +14.6% PKR 32,683m Direct Digital Revenue +28.5% 44% 54% 61% 16% 14% 15% 40% 32% 24% 56.8 62.8 75.0 3Q23 3Q24 3Q25 Multiplay 2Play 4G Other

21 UKRAINE: RESILIENT GROWTH AND EXPANDING DIGITAL SCALE 14.2 14.6 15.0 58.8% 62.6% 66.5% 3Q23 3Q24 3Q25 45 232 1,4640.5% 2.3% 11.8% 3Q23 3Q24 3Q25 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Direct digital revenue and % of total revenue (UAH, million) UAH 7,126m EBITDA +20.3% UAH 4,254m Capex +62.0% UAH 12,429m Total Revenue +21.1% UAH 1,464m Direct Digital Revenue 5.3x 23% 35% 45% 44% 41% 39% 32% 24% 16% 7.3 8.5 9.6 3Q23 3Q24 3Q25 Multiplay 2Play 4G Other

22 KAZAKHSTAN: INVESTMENT-LED GROWTH & ACCELERATING DIGITAL ADOPTION 8.0 8.9 9.1 72.6% 76.7% 76.7% 3Q23 3Q24 3Q25 8 10 15 8.8% 9.6% 12.8% 3Q23 3Q24 3Q25 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Direct digital revenue and % of total revenue (KZT, billion) KZT 61,416m EBITDA +21.5% KZT 30,629m Capex +13.5% KZT 113,969m Total Revenue +6.7% KZT 14,639m Direct Digital Revenue +43.1% 57% 63% 66% 25% 21% 19% 18% 15% 14% 62.7 68.9 75.7 3Q23 3Q24 3Q25 Multiplay 2Play 4G Other

23 BANGLADESH: STABLE QUARTER AMID MARGIN STRENGTH AND COST CONTROL 19.6 19.3 18.7 49.1% 51.2% 54.1% 3Q23 3Q24 3Q25 42 36 1,258 0.3% 0.2% 8.9% 3Q23 3Q24 3Q25 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Direct digital revenue and % of total revenue (BDT, million) BDT 5,970m EBITDA +1.8% BDT 845m Capex (57.9%) BDT 14,197m Total Revenue (2.4%) BDT 1,258m Direct Digital Revenue 33.7x 33% 34% 42% 19% 20% 22% 47% 46% 36% 14.3 12.9 12.5 3Q23 3Q24 3Q25 Multiplay 2Play 4G Other

24 UZBEKISTAN: MOMENTUM DRIVEN BY RISING ARPU & ACCELERATING DIGITAL ADOPTION 20 34 116 2.6% 3.8% 11.9% 3Q23 3Q24 3Q25 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Direct digital revenue and % of total revenue (UZS, billion) UZS 334 bn EBITDA +5.7% +6.7 in USD UZS 139 bn Capex +5.7% +6.6% in USD UZS 968 bn Revenue +9.3% +10.6% in USD UZS 116 bn Direct Digital Revenue 2.4x 2.5x in USD 53% 63% 68% 28% 19% 14% 19% 18% 18% 735.0 814.8 892.8 3Q23 3Q24 3Q25 Multiplay 2Play 4G Other 6.1 6.1 5.8 70.6% 74.2% 75.2% 3Q23 3Q24 3Q25

25 UKLON – RIDE-HAILING & DELIVERY Leading ride-hailing platform in Ukraine Scaling operations and footprint in Uzbekistan 1,027mn UAH 24.7mn USD Total Revenue 378mn UAH 9.1mn USD EBITDA 3Q25 3.6 million MAU1 42.2 million Rides Booked2 +13.2% YoY 1.2 million Deliveries Completed2 +33.4% YoY N/A 1. Refers to users active during Sep 2025; 2. For 3Q25

26 OUR DIGITAL ASSET PORTFOLIO Finance Entertainment HealthPremium Digital Brands EnterpriseSuperApps Learning Ride-Hailing & Delivery Marketplace Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan

27 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile and digital service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, but excluding revenue from fixed IPTV) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing fee, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, Pakistan banking cash flows, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, inflows from sale of business and proceeds from issuance of shares. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 mn or more. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed- mobile convergence (“FMC”). Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short- term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (Sold during this quarter) and “HQ” represents transactions related to management activities within the group in Dubai and Amsterdam.

28 3Q25 Results Presentation ir@veon.com +971 4 433 1145